# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL SECURITY INSTRUMENTS INC, CIK 0000102109
CUSIP: 913821302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Date of event which requires filing of this statement: 05/22/2025
Amends the filing with accession number 0000921895-24-003013
Filed by CIK 0001734770
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Ault & Company, Inc. (CIK 0001734770): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 229,245; sole dispositive power 0; shared dispositive power 229,245; aggregate amount beneficially owned 229,245 (9.9% of the class)
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 229,245; sole dispositive power 0; shared dispositive power 229,245; aggregate amount beneficially owned 229,245 (9.9% of the class)
- NISSER HENRY CARL (CIK 0001775938): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: UNIVERSAL SECURITY INSTRUMENTS INC
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Comment: This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D originally filed by the Reporting Persons on December 23, 2024, as amended (the "Schedule 13D"), and relates to the Common Stock of Universal Security Instruments Inc. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This Schedule 13D is filed by:

(i) Ault & Company, Inc., a Delaware corporation ("A&C"), with respect to the shares of Common Stock of the Issuer (the "Shares") beneficially owned by it;

(ii) Milton C. Ault, III, as Chief Executive Officer and Chairman of A&C; and

(iii) Henry Nisser, as President, General Counsel and Director of A&C.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Set forth on Exhibit 1 annexed hereto ("Exhibit 1") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of A&C. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed in Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The principal business address of A&C is 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141. The principal business address of Mr. Ault is c/o Hyperscale Data, Inc., 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141. The principal business address of Mr. Nisser is c/o Hyperscale Data, Inc., 122 East 42nd Street, 50th Floor, Suite 5000, New York, NY 10168.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of A&C is investing in securities. The principal occupation of Mr. Ault is serving as the Executive Chairman of Hyperscale Data, Inc., a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact that is transitioning to becoming solely an owner and operator of data centers to support high performance computing services. The principal occupation of Mr. Nisser is serving as the President and General Counsel of Hyperscale Data, Inc.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

A&C is organized under the laws of the State of Delaware. Mr. Ault is a citizen of the United States of America. Mr. Nisser is a citizen of Sweden. The citizenship of the persons listed in Exhibit 1 is set forth therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

A&C acquired the authority to vote or dispose of, or cause or direct the voting or disposition of, 225,245 Shares beneficially owned by A&C pursuant to the terms of the Coordination Agreement (as defined below). The material terms of the Coordination Agreement are described in Item 6 of the Schedule 13D.

The aggregate purchase price of the 4,000 Shares beneficially owned by A&C that were purchased directly by A&C with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $9,438.80, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to incorporate the following at the end thereof:

Pursuant to the Memorandum of Understanding, upon the closing of the transaction between the Issuer and Feit on May 22, 2025, the Issuer appointed (i) Mr. Nisser to the Board to serve as a director until the Issuer's 2026 annual meeting of stockholders or until his successor is duly elected and qualifies and (ii) Mr. Ault to the Board to serve as a director until the Issuer's 2027 annual meeting of stockholders or until his successor is duly elected and qualifies.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 2,312,887 Shares outstanding as of February 14, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2025.

As of the date hereof, A&C beneficially owned 229,245 Shares.

Percentage: Approximately 9.9%

As of the date hereof, Mr. Ault, as the Chief Executive Officer and Chairman of A&C, may be deemed to beneficially own the 229,245 Shares beneficially owned by A&C.

Percentage: Approximately 9.9%

As of the date hereof, Mr. Nisser beneficially owned 0 Shares.

Percentage: 0%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

A&C:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 229,245
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 229,245

Mr. Ault:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 229,245
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 229,245

Mr. Nisser:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

None of the Reporting Persons have engaged in any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On May 30, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Officers and Directors

99.1 - Joint Filing Agreement, dated May 30, 2025

## Signatures
- Ault & Company, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Chief Executive Officer (05/30/2025)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (05/30/2025)
- NISSER HENRY CARL: /s/ Henry C. Nisser, Henry C. Nisser (05/30/2025)